UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 3

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Health Net, Inc.

(Exact name of registrant as specified in its charter)

Delaware	95-4288333
(State of incorporation or organization)	(I.R.S. Employer Identification no.)

21650 Oxnard Street Woodland Hills, California	91367
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Form 8-A/A amends the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (“Commission”) on July 16, 1996 (the “Original Form 8-A”) by Health Net, Inc., a Delaware corporation (f/k/a Foundation Health Systems, Inc. f/k/a Health Systems International, Inc. f/k/a HN Management Holdings, Inc.) (the “registrant” or the “Company”), as amended by Amendment No. 1 to the Original Form 8-A, filed May 9, 2001 with the Commission on Form 8-A/A, and Amendment No. 2 to the Original Form 8-A, filed May 20, 2004 with the Commission on Form 8-A/A.

Item 1.	Description of Registrant’s Securities to be Registered.

On May 20, 1996, the Board of Directors of the Company declared a dividend distribution of one right (a “Right”) for each outstanding share of the Company’s Common Stock, $.001 par value per share (“Common Stock”), to stockholders of record at the close of business on July 31, 1996 (the “Record Date”). The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights and, in certain circumstances, after the Distribution Date. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the “Preferred Stock”), at a purchase price of $170 per Right (the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement, dated as of June 1, 1996 (the “Original Rights Agreement”), between the Company and Harris Trust and Savings Bank, an Illinois banking corporation (“Harris Bank”), as amended by (i) the Amendment, dated as of October 1, 1996 (the “First Amendment to Rights Agreement”), by and between the Company and Harris Bank, (ii) the Second Amendment to Rights Agreement, dated as of May 3, 2001 (the “Second Amendment to Rights Agreement”), by and among the Company, Harris Bank and Computershare Investor Services, L.L.C., a Delaware limited liability company (“Computershare”), (iii) the Third Amendment to Rights Agreement, dated as of May 14, 2004 (the “Third Amendment to Rights Agreement”), by and among the Company and Computershare and (iv) the Fourth Amendment to Rights Agreement, dated as of July 26, 2004 (the “Fourth Amendment to Rights Agreement”), by and among the Company, Computershare and Wells Fargo Bank, N.A., a national banking association (“Wells Fargo”), pursuant to which Wells Fargo was appointed as Rights Agent effective July 26, 2004. The Original Rights Agreement, as so amended, is hereinafter referred to as the “Rights Agreement.” Copies of the Original Rights Agreement, the First Amendment to Rights Agreement, the Second Amendment to Rights Agreement, the Third Amendment to Rights Agreement and the Fourth Amendment to Rights Agreement are included as exhibits hereto and incorporated by reference herein and are available free of charge from the Company.

At all times prior to the Distribution Date (as defined below), the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) will be distributed. The Rights will separate from the Common Stock upon the earliest of (i) 10 days following a public announcement that a person or group (an “Acquiring Person”), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), (ii) 10 business days (or such later date as the Board of Directors of the Company shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock or (iii) 10 business days following a determination by the Board of Directors of the Company that a person (an “Adverse Person”), alone or together with its affiliates and associates, has become the beneficial owner of more than 10% of the Common Stock and that (a) such beneficial ownership is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors of the Company determines that the best long-term interests of the Company would not be served by taking such action or entering into such transactions at the time, or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Company; provided, however, that the Board of Directors of the Company shall not declare any person to be an Adverse Person if such person has reported or is required to report its ownership of Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or on Schedule 13D under the Exchange Act which Schedule 13D does not state any intention to, or reserve the right to, control or influence the Company or engage in certain other actions, so long as such person neither reports nor is required to report such ownership other than as described in this proviso (the earliest of such dates being called the “Distribution Date”). Notwithstanding the foregoing, a Passive Institutional Investor (as defined in the Rights Agreement) may be or become the beneficial owner of common stock of the Company representing less than 20% of the shares of Common Stock then outstanding without becoming an Acquiring Person, as long as the Passive Institutional Investor continues to meet the definition of such term as set forth in the Rights Agreement. Generally, a Passive Institutional Investor is defined as a person who or which, as of March 14, 2001, was the beneficial owner of shares of Common Stock representing 15% or more of the shares of Common Stock then outstanding and had a Schedule 13G on file with the Commission with respect to such beneficial ownership, so long as such person is an institutional investor that acquired the Common Stock in the ordinary course of its business, that is not required to (and does not) report its beneficial ownership on a Schedule 13D under the Exchange Act and that meets certain other criteria relating to such institutional investor’s not having a purpose to control or influence the management or policies of the Company. In addition, excluded from the definition of Acquiring Person is any person who acquires newly-issued Common Stock directly from the Company provided such person does not acquire additional shares of Common Stock.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with the redemption of the Rights), (ii) Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will become first exercisable on the Distribution Date and will expire at the close of business on July 31, 2006 (the “Expiration Date”), unless earlier redeemed by the Company as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (as defined below) until the Company’s right of redemption has expired.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by the Company, and except as otherwise determined by the Board of Directors of the Company, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person shall become (a) an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors of the Company determine to be fair to and otherwise in the best interest of the Company and its stockholders after receiving advice from one or more investment banking firms (a “Qualifying Offer”) and (ii) for certain persons who report their ownership on Schedule 13G under the Exchange Act or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Company and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of Common Stock) or (b) an Adverse Person (either such event is referred to herein as a “Triggering Event”), then the Rights will “flip-in” and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or an Adverse Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

In the event that the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger consummated pursuant to a Qualifying Offer) or 50% of the assets or earning power of the Company and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Company or any Subsidiary of the Company) in one transaction or a series of related transactions, the Rights will “flip-over” and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

The number of Rights associated with each share of Common Stock shall be proportionately adjusted after the Record Date and prior to the Distribution Date (or earlier redemption or expiration of the Rights) for any (i) declaration of a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivision of the outstanding shares of Common Stock or (iii) combination of the outstanding shares of Common Stock into a smaller number of shares, such that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

In addition, the Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of the Company’s capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock or (vi) distribution to holders of the Preferred Stock or other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of the Company), subscription rights, warrants, or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

At any time until the earlier of (i) 10 days following the Stock Acquisition Date and (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Company may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Company Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price. In addition, after a Triggering Event, at the election of the Board of Directors of the Company, the outstanding Rights (other than those beneficially owned by an Acquiring Person, Adverse Person or an affiliate or associate of an Acquiring Person or Adverse Person) may be exchanged, in whole or in part, for shares of Common Stock, or shares of preferred stock of the Company having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct inconsistent provisions, (iii) to shorten or lengthen any time period thereunder or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person or Adverse Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person or Adverse Person.)

Each outstanding share of Common Stock on the Record Date received one Right, and one Right has been issued with each share of Common Stock that has become outstanding since the Record Date. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. One hundred thousand (100,000) shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date, redeem all, but no less than all, of the then outstanding Rights at the applicable redemption price.

The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.	Exhibits.

Exhibit	Description
1	Rights Agreement, dated as of June 1, 1996, between the registrant and Harris Trust and Savings Bank (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form 8-A filed with the Commission on July 16, 1996 (File No. 001-12718)).

2	Amendment, dated as of October 1, 1996, to the Rights Agreement, by and between the registrant and Harris Trust and Saving Bank (incorporated by reference to Exhibit 2 to the registrant’s Registration Statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

3	Second Amendment to Rights Agreement, dated as of May 3, 2001, by and among the registrant, Harris Trust and Saving Bank and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 3 to the registrant’s Registration Statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

4	Third Amendment to Rights Agreement, dated as of May 14, 2004, by and among the registrant and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 4 to the registrant’s Registration Statement on Form 8-A/A filed with the Commission on May 20, 2004 (File No. 001-12718)).

5	Fourth Amendment to Rights Agreement, dated as of July 26, 2004, by and among the registrant, Computershare Investor Services, L.L.C. and Wells Fargo Bank, N.A.

6	Sixth Amended and Restated Certificate of Incorporation of Health Net, Inc.

7	Ninth Amended and Restated Bylaws of Health Net, Inc. (incorporated by reference to Exhibit 3.2 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-12718)).

8	Specimen Common Stock certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTH NET, INC.

By:	/s/ B. CURTIS WESTEN
Name:	B. Curtis Westen
Title:	Senior Vice President, General Counsel and Secretary

Dated: July 26, 2004

EXHIBIT INDEX

Exhibit	Description
1	Rights Agreement, dated as of June 1, 1996, between the registrant and Harris Trust and Savings Bank (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form 8-A filed with the Commission on July 16, 1996 (File No. 001-12718)).

2	Amendment, dated as of October 1, 1996, to the Rights Agreement, by and between the registrant and Harris Trust and Saving Bank (incorporated by reference to Exhibit 2 to the registrant’s Registration Statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

3	Second Amendment to Rights Agreement, dated as of May 3, 2001, by and among the registrant, Harris Trust and Saving Bank and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 3 to the registrant’s Registration Statement on Form 8-A/A filed with the Commission on May 9, 2001 (File No. 001-12718)).

4	Third Amendment to Rights Agreement, dated as of May 14, 2004, by and among the registrant and Computershare Investor Services, L.L.C. (incorporated by reference to Exhibit 4 to the registrant’s Registration Statement on Form 8-A/A filed with the Commission on May 20, 2004 (File No. 001-12718)).

5	Fourth Amendment to Rights Agreement, dated as of July 26, 2004, by and among the registrant, Computershare Investor Services, L.L.C. and Wells Fargo Bank, N.A.

6	Sixth Amended and Restated Certificate of Incorporation of Health Net, Inc.

7	Ninth Amended and Restated Bylaws of Health Net, Inc. (incorporated by reference to Exhibit 3.2 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-12718)).

8	Specimen Common Stock certificate.